Gary R. Henrie
Attorney at Law

8275 S. Eastern Ave., Suite 200	Telephone: 702-616-3093
Las Vegas, NV 89123	Facsimile: 435-753-1775
E-mail: grhlaw@comcast.net
October 28, 2005
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 0510
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Stinger Systems, Inc.
Form S-1 filed February 8, 2005
File No. 333-122583
Dear Ms. Hardy:
This letter is in response to your comment letter dated October 14, 2005 regarding the above referenced filing and accompanies Amendment No. 5 to the filing. We have listed each comment and then have indicated how we have responded to the comment. Please reach me at 702-616-3093 if you have any questions.
General
1. We note that you intend to request confidential treatment for several exhibits. Be advised that we will review this application for confidential treatment and comment accordingly in a separate letter. Please note that we will not declare your registration statement effective until your confidential treatment request is clear.
Response: We had considered requesting confidential treatment of some of our documents earlier in the registration process. We ultimately determined not to request confidential treatment for any document and attached the applicable documents to our Amendment No. 4 as exhibits nos. 10.10, 10.11, 10.12, 10.13, 10.14, and 10.15 which were filed on September 20, 2005.
2. Please disclose the information set forth in your response to prior comment 4 in an appropriate section of the prospectus.
Response: This information is now disclosed in the prospectus at page 11.
3. Please update your disclosure to reflect the representations made in your recent press release dated October 10, 2005 regarding the commercial production of the projectile stun. Reconcile the statement on page 21 that “The Company does not anticipate recording revenues from Stinger sales until approximately sixty days after full scale production commences. . .” with the press release that “Stinger . . . has recorded its initial sales.”
Response: We have updated the prospectus at page 23 to reflect the disclosures made in the October 10, 2005 press release and have updated the disclosure about initial sales.
We may not be able to protect our patent rights, trademarks, and other proprietary rights, page 8
4. We note that the inventor of two of your patents has the right to refund the purchase price to you if his stock is not timely registered and convert the patent ownership back into a worldwide exclusive perpetual license. Please disclose the date by which you will be deemed in default of this registration obligation and elaborate on the consequences to your business in this event, not simply your stock price.
Response: We have updated the prospectus at page 9 to reflect the default date and the potential consequences to our business. It is as follows: The option to revert becomes effective March 31, 2006 if the stock is not registered prior to that date and if no extension is granted. The cost of the license upon reversion would be $826 per month and 1.75% of the cost of weapons produced. We do not anticipate this reversion, but if it occurs, it may be perceived negatively in the marketplace and have an adverse effect on our stock price.
Our Business, page 21
5. We restate prior comments 8 and 9. Please disclose the names of your three current manufacturers as well as their responsibilities and the material terms of your contracts.
Response: We have updated the prospectus at page 7 to declare our current manufacturers and the terms of their agreements, if any.
Patents and Patent Applications Owned by Stinger, page 23
6. We note your response to comment 7 of our August 19, 2005 letter, which disclosed the carrying value and purchase prices of your intangible assets. However, please disclose the purchase price of the Band-IT Design patent.
Response: We have updated the prospectus at page 18.
There was no carrying value or purchase price assigned to the Band-IT design patent. The Company purchased patents from James F. McNulty, the inventor, solely to acquire the patents and licenses related to the stun gun technology. The patents related to the Band-IT technology are intertwined in the stun gun technology, and is the sole purpose for which the Company purchased the original patents from the inventor. The Band-IT product line only generates minimal revenues to the Company and is considered a peripheral product line to the overall business strategy of the Company. Additionally, at the time of the acquisition of this patent/license, the fair market value of the Band-IT design patent was considered to have no value and overall immaterial to the Company’s balance sheet.

Exhibits
7. We note your response to comment 24 of our August 19, 2005 letter that the Killoy severance agreement is attached as an exhibit. However, we are unable to locate this exhibit. Please advise.
Response: The Killoy severance agreement was attached to Amendment 4 as exhibit 10.10. It was called “Settlement Agreement” in the exhibit index. The full name of the document is “Settlement Agreement, Release and Covenant Not to Sue.” Other than Exhibit 10.10, there were no documents executed between Mr. Killoy and the Company in connection with his severance.
8. Please revise your exhibit list to identify the exhibits for which you seek confidential treatment.
Response: As noted above, we are no longer requesting confidential treatment for any exhibit.
MD&A — Liquidity and Capital Resources, page 16
9. Revise the second paragraph to clarify that you reported Negative operating cash flows of $412,056 for the period September 24, 2004 to December 31, 2004.
Response: Revisions made as requested.
Intangible Assets, page 16
10. We have reviewed the impairment analysis you provided in response to prior comment 19. It appears to us that you should expand your disclosures related to this analysis to disclose and discuss the significant assumptions you used, including the time period when you expect to generate positive cash flows. You should also address the fact that future impairments may occur if your cash flow assumptions are not achieved. In addition, it appears to us that you should expand the disclosures related to common stock issued for goods and services, under critical accounting policies in MD&A, to more adequately address your use of pink sheet prices to determine fair value. It appears to us that the expanded disclosures should quantify and address the volatility of your stock prices as reported on the pink sheets; discuss the magnitude and nature of your trading activity; and quantify the public float relative to total outstanding shares and address its impact on stock price volatility.
Response: Management’s projections assume a conservative increase of stun gun sales during year 1, and achievable sales projections and costs in year 2 through year 7 of the projection model. The model assumes that cartridge sales will be generated at an average of 10 cartridges per year utilization rate for each outstanding stun gun over a three year rolling period, which is consistent with industry experience rates. The stun gun is anticipated to have a three to four year upgrade revenue cycle as the product is improved and new technologies are incorporated. The model assumes a 10 percent return rate. Management assumed a tax rate of 30 percent and a discount factor of 10 percent for the net present value of cash flows. The Stinger and Camera are priced at $599, and $199, respectively, less 18% distributor discount and assumes a 7% commission to sales representatives of which 10% are not subject to the sales commission. The Cartridges are priced at $25 for two cartridges less 18% distributor discount and assumes a 7% commission to sales representatives of which 10% are not subject to the sales commission. The Stinger, Camera, and Cartridges cost of sales are estimated based on third party manufacturer projections, and assumes a 10% return rate to replace product. The Company anticipates generating positive cash flows during the first year of volume production. However, if the Company does not achieve its projections based on its cash flow assumptions, future impairments may occur. The projections and assumptions are consistent with competitor companies’ revenues and expenses during the earlier stages of growth, and therefore support our future cash flows generated from our working capital and intangible assets.
An investment in a Pink Sheet security, such as those quoted on Pink Sheets, is speculative and involves a high degree of risk. Many Pink Sheet securities are relatively illiquid, or “thinly traded,” which tends to increase price volatility. Illiquid securities are often difficult for investors to buy or sell without dramatically affecting the quoted price. In some cases, the liquidation of a position in a Pink Sheet security may not be possible within a reasonable period of time. Reliable information regarding issuers of Pink Sheet securities, their prospects, or the risks associated with the business of any particular issuer or an investment in the issuer’s securities may not be available. As a result, it may be difficult to properly value an investment in a Pink Sheet security. Pink Sheets is not a securities exchange or a broker-dealer. Pink Sheets is an electronic quotation and information service provided to registered broker-dealers to facilitate efficient transactions in Pink Sheet securities. Investors must contact an SEC registered broker-dealer that is a member of the National Association of Securities Dealers (NASD) to invest in a security quoted on the Pink Sheets. The Company used the Pink Sheet price to determine fair market value at the date of the respective transactions in order to value the transaction to best reflect the financial valuation of those parties involved in the transaction.
Our stock quoted on Pink Sheets has traded between the ranges of $1.25 and $48.55, and the average daily trading volume for the past 90 days was 4,990 shares. The public float for the Company is 1,000,000 and the total outstanding shares are 15,053,500 as of the date of this prospectus. Our shares may have risks associated with being traded as a Pink Sheet security in which the factors discussed in this section may impact the stock price and its volatility.
Stinger Systems Financial Statements
Consolidated Statements of Stockholders’ Equity, page F-6
11. We have reviewed your response to prior comment 21 and the disclosures in your filing. It appears to us that the cancellation of the note payable to Mr. McNulty and the subsequent acquisition of patents from him were related, therefore, it remains unclear to us why you valued the shares issued to Mr. McNulty at different prices. Based on the information you have provided, it appears to us that it may be more appropriate to value all the shares you issued to Mr. McNulty at the price implied by the terms of the cancellation of the note payable.

Response: The acquisition of the patents and the cancellation of the note payable from Mr. McNulty are mutually exclusive from one another. The purchase of the patents from Mr. McNulty on November 26, 2004 was for the purchase of the patents for the stun gun technology. The stock issued for the cancellation of the note payable from Mr. McNulty on December 31, 2004, was valued at the book value of the note payable, and was related to a note payable that was assumed at the acquisition of EDT, that was independent from the patent purchase. Therefore, these transactions are valued at different fair market values for the shares.
Note 12 — Acquisitions, page F-21
12. We have reviewed your response to prior comment 22. You indicate that EDT had produced and sold stun guns; however, it does not appear to us that they produced a working, sellable projectile stun gun. You also indicate substantial production problems and modifications related to the technology that existed at EDT. We continue to believe that you have not adequately addressed why the intangible asset you recorded in purchase accounting would not have been more appropriately expensed as in-process R&D at the acquisition date. In addition, it appears to us that it may be appropriate to disclose and discuss the factors you considered in determining the allocation of the purchase price of EDT as a critical accounting policy in MD&A.
Response: At the acquisition date of September 24, 2004, EDT did not have any in-process R&D. This is further substantiated by the fact that EDT produced a working, sellable projectile stun gun and actually sold the gun in June 2004. No new R&D was performed by EDT after the initial sale. On September 24, 2004, the Company purchased the assets of EDT, including the intangible assets. Subsequent to the acquisition, management decided to postpone the product introduction of the current product and make design changes to improve the projectile stun gun. The design improvements of the projectile stun gun took longer than initially anticipated in which the Company announced in a press release dated October 10, 2005 that initial sales and volume production of the Stinger projectile stun weapons were commencing. Also stated in the press release dated October 10, 2005, the company asserts that “Initial production began last spring but Company officials decided that production efficiencies were not met and immediately halted production. Additional engineering occurred and a more reliable product and production process resulted”. All costs associated with the design improvements were recorded as R&D expense in accordance with current accounting pronouncements.
Additionally, in January 2005, two SEC staff attorneys (William Dixon and Douglas Dykhuizen) visited our offices in Charlotte, North Carolina and witnessed the firing of the working projectile stun gun. This has also been publicly documented in a local Charlotte, North Carolina news television station video that aired in January 2005 on WSOC, an ABC affiliate, showing a working projectile stun gun. At the request of the SEC, the Company can supply this video to substantiate these facts. Also, on January 20, 2005, we filed a patent for the current design with the U.S. Patent Office in which the photo included with this patent filing was the same as the current model after the design improvements.

At the time of the EDT acquisition, the Company had no plans to change any designs or to initiate any product improvements. Subsequent to the acquisition in essence and in fact, management decided to make improvements to the current product. This management decision to make design changes and improvements represented a Type II subsequent event to the acquisition date on September 24, 2004, and therefore, the recording of the acquisition through purchase accounting would remain static.
The Company has no in-process R&D reported on the balance sheet and has not capitalized/reported R&D costs associated with prototypes or other costs on the balance sheet. In accordance with accounting pronouncements SFAS 2, “Accounting for Research and Development Costs,” and FIN 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,” research and development costs, as defined, are expensed as incurred and not capitalized. The Company has expensed costs associated with R&D in accordance with the accounting literature.
During the acquisition in September 2004, no research and development costs, prototype costs, or testing of such prototypes were capitalized on the balance sheet. Prior to the acquisition in September 2004, the predecessor company Electronic Defense Technologies, LLC (EDT), had produced and sold stun guns. Subsequent to the production of this stun gun, no new R&D was performed. Therefore, at the acquisition of EDT by Stinger Systems, Inc. in September 2004, there was no in-process R&D.
EDT Financial Statements
Note 1 — Organization and Summary of Significant Accounting policies, Inventory, pages F-30 and F-38
13. We note the revisions that were made in response to prior comment 23. Please also revise the related inventory accounting policies on pages F-30 and F-38 so that they comply with generally accepted accounting principles.
Response: We have updated the prospectus at F-30 and F-39 related to inventory accounting policies so that they comply with generally accepted accounting principles.
Very truly yours,
Gary R. Henrie